As Filed with the United States Securities and Exchange Commission on December 17, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KIRKLAND’S, INC.

(Exact Name of Registrant as Specified in Its Charter)

Tennessee (State or Other Jurisdiction of Incorporation or Organization)	62-1287151 (I.R.S. Employer Identification Number)

805 North Parkway
Jackson, Tennessee 38305
(731) 668-2444
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Robert E. Alderson
President and Chief Executive Officer
805 North Parkway
Jackson, Tennessee 38305
(731) 668-2444
(Name and address, including zip code, and telephone number, including area code, of agent for service)

copies to:
Barry M. Abelson, Esq.
Robert A. Friedel, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
(215) 981-4000

Approximate date of commencement of proposed sale to public: Form time to time after the effective date of the Registration Statement as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount	Offering	Aggregate	Amount of
Securities	To Be	Price Per	Offering	Registration
To be Registered	Registered	Share (1)	Price (1)	Fee

Common stock, no par value	4,517,604	$20.07	$90,668,312.28	$7,335.07

(1)	Estimated pursuant to Rule 457(c) under the Securities Act, as amended, based on the average of the high and low prices reported for shares of common stock of the Registrant, as reported on the Nasdaq National Market on December 10, 2003.

     Kirkland’s, Inc. hereby amends this registration statement (the “Registration Statement”) on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED DECEMBER 17, 2003

PROSPECTUS

4,517,604 Shares

KIRKLAND’S INC.

COMMON STOCK

     This Prospectus relates to 4,517,604 shares of our common stock that may be offered for sale or otherwise transferred from time to time by the selling shareholders named in this prospectus.

     The selling shareholders may offer their shares of common stock from time to time through public or private transactions, on or off of the Nasdaq National Market at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders.

     Our common stock is listed on the Nasdaq National Market under the symbol “KIRK.” The last reported sale price of our common stock on the Nasdaq National Market on December 11, 2003 was $20.34 per share.

     Investing in our stock involves significant risks. You should read the “Risk Factors” section beginning on page 2 before investing.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Prospectus is                                    .

ABOUT THIS PROSPECTUS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL DATA
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EX-5 OPINION OF BAKER, DONELSON, BEARMAN, CALDWELL
EX-23.1 CONSENT OF PRICEWATERHOUSECOOPERS LLP

ABOUT THIS PROSPECTUS

     You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized any other person to provide you with different information. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

     In this prospectus, the terms “Kirkland’s,” “our company,” “we,” “us,” and “our” refer to Kirkland’s, Inc. and include all of our consolidated subsidiaries unless the context requires otherwise. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

THE COMPANY

     We are a leading specialty retailer of home décor in the United States, operating 282 stores in 34 states as of December 1, 2003. Our stores present a broad selection of distinctive merchandise, including framed art, mirrors, candles, lamps, picture frames, accent rugs, garden accessories and artificial floral products. Our stores also offer an extensive assortment of holiday merchandise as well as items carried throughout the year suitable for giving as gifts. In addition, we use innovative design and packaging to market home décor items as gifts. We provide our predominantly female customers an engaging shopping experience characterized by a diverse, ever-changing merchandise selection at surprisingly attractive prices. Our stores offer a unique combination of style and value that has led to our emergence as a leader in home décor and has enabled us to develop a strong customer franchise. As a result, we have achieved substantial growth over the last six fiscal years.

     During the past six fiscal years, we have doubled our store base, principally through new store openings. We intend to continue opening new stores both in existing markets and in new markets. We anticipate our growth will include mall and non-mall locations in major metropolitan markets, middle markets and selected smaller communities. As of December 1, 2003, we had opened 42 new stores and closed nine stores during the 52 weeks ending January 31, 2004 (“fiscal 2003”). We believe there are currently more than 750 additional locations in the United States that could support a Kirkland’s store.

     Kirkland’s was co-founded in 1966 by our current Chairman, Carl Kirkland. We opened our first store in Jackson, Tennessee, and have grown steadily thereafter. Although originally focused in enclosed malls in the Southeast, we have expanded beyond that region and have begun to open stores in selected non-mall venues. Currently, approximately 50% of our stores are located outside the Southeast. A more detailed description of our business is contained in our most recent Annual Report on Form 10-K.

     Our principal executive office is located at 805 North Parkway, Jackson, Tennessee 38305, and our telephone number at that address is (731) 668-2444. Our Internet address is http://www.kirklands.com. The contents of our website are not part of this prospectus.

RISK FACTORS

     You should consider carefully the risks and uncertainties described below and other information included in this prospectus before you decide to buy our common stock. If any of the risks described below occur, our business, financial condition or results of operations could be adversely affected in a material way. This could cause the value of our common stock to decline, perhaps significantly, and you may lose all or part of your investment.

Risks Related to Our Business

If We Are Unable to Profitably Open and Operate New Stores and Maintain the Profitability of Our Existing Stores, We May Not Be Able to Adequately Implement Our Growth Strategy Resulting in a Decrease in Net Sales and Net Income.

     One of our strategies is to open new stores by focusing on both existing markets and by targeting new geographic markets. We have opened 136 new stores since January 1, 1998. During fiscal 2003, we have opened 42 new stores and closed nine stores, and our future operating results will depend to a substantial extent upon our ability to open and operate new stores successfully. We plan to open approximately 50 new stores and close approximately 10 stores in fiscal 2004. We also have an ongoing expansion, remodeling and relocation program. We have expanded, remodeled or relocated nine stores in fiscal 2003.

     There can be no assurance that we will be able to open, expand, remodel and relocate stores at this rate, or at all. Our ability to open new stores and to expand, remodel and relocate existing stores depends on a number of factors, including our ability to:

•	obtain adequate capital resources for leasehold improvements, fixtures and inventory on acceptable terms, or at all;

•	locate and obtain favorable store sites and negotiate acceptable lease terms;

•	construct or refurbish store sites;

•	obtain and distribute adequate product supplies to our stores;

•	maintain adequate warehousing and distribution capability at acceptable costs;

•	hire, train and retain skilled managers and personnel; and

•	continue to upgrade our information and other operating systems to control the anticipated growth and expanded operations.

     The rate of our expansion will also depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. There can be no assurance that we will have adequate cash flow generated by our business or that we will be able to obtain equity or debt capital on acceptable terms, or at all. Moreover, our senior credit facility contains provisions that restrict the amount of debt we may incur in the future. In addition, the cost of opening, expanding, remodeling and relocating new or existing stores may increase in the future compared to historical costs. The increased cost could be material. If we are not successful in obtaining sufficient capital, we may be unable to open additional stores or expand, remodel and relocate existing stores as planned, which may adversely affect our growth strategy resulting in a decrease in net sales. As a result, there can be no assurances that we will be able to achieve our current plans for the opening of new stores and the expansion, remodeling or relocation of existing stores.

     There also can be no assurance that our existing stores will maintain their current levels of net sales and store-level profitability or that new stores will generate net sales levels necessary to achieve store-level profitability, much less store-level profitability comparable to that of existing stores. New stores that we open in our existing markets may draw customers from our existing stores and may have lower net sales growth relative to stores opened in new markets. New stores also may face greater competition and have lower anticipated net sales volumes relative to previously opened stores during their comparable years of operations. New stores opened in new markets, where we are less familiar with the target customer and less well known, may face different or additional risks and increased costs compared to stores operated in existing markets. Also, stores opened in non-mall locations may require greater marketing costs in order to attract customer traffic. These factors, together with increased pre-opening expenses at our new stores, may reduce our average store contribution and operating margins. If we are unable to profitably open and operate new stores and maintain the profitability of our existing stores, our net income could suffer.

     The success of our growth plan will be dependent on our ability to promote and/or recruit enough qualified district managers, store managers and sales associates to support the expected growth in the number of our stores, and the time and effort required to train and supervise a large number of new managers and associates may divert resources from our existing stores and adversely affect our operating and financial performance. Our operating expenses would also increase as a result of any increase in the minimum wage or other factors that would require increases in the compensation paid to our employees.

A Prolonged Economic Downturn Could Result in Reduced Net Sales and Profitability.

     Our net sales are also subject to a number of factors relating to consumer spending, including general economic conditions affecting disposable consumer income such as unemployment rates, business conditions, interest rates, levels of consumer confidence, energy prices, mortgage rates, the level of consumer debt and taxation. A weak retail environment could also adversely affect our net sales. Purchases of home décor items may decline during recessionary periods, and a prolonged recession may have a material adverse effect on our business, financial condition and results of operations. In addition, economic downturns during the last quarter of our fiscal year could adversely affect us to a greater extent than if such downturns occurred at other times of the year. There is also no assurance that consumers will continue to focus on their homes or on home-oriented products or that trends in favor of “cocooning” and new home purchases will continue.

Reduced Consumer Spending in the Southeastern Part of the United States Where Approximately Half of Our Stores Are Concentrated Could Reduce Our Net Sales.

     Approximately 50% of our stores are located in the southeastern region of the United States. Consequently, economic conditions, weather conditions, demographic and population changes and other factors specific to this region may have a greater impact on our results of operations than on the operations of our more geographically diversified competitors. In addition, changes in regional factors that reduce the appeal of our stores and merchandise to local consumers could reduce our net sales.

We May Not Be Able to Successfully Anticipate Consumer Trends and Our Failure to Do So May Lead to Loss of Consumer Acceptance of Our Products Resulting in Reduced Net Sales.

     Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. If we fail to identify and respond to emerging trends, consumer acceptance of the merchandise in our stores and our image with our customers may be harmed, which could materially adversely affect our net sales. Additionally, if we misjudge market trends, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our gross profit and cash flow. Conversely, shortages of items that prove popular could reduce our net sales. In addition, a major shift in consumer demand away from home décor could also have a material adverse effect on our business, results of operations and financial condition.

We Depend on a Number of Vendors to Supply Our Merchandise, and Any Delay in Merchandise Deliveries from Certain Vendors May Lead to a Decline in Inventory Which Could Result in a Loss of Net Sales.

     We purchase our products from approximately 130 vendors with which we have no long-term purchase commitments or exclusive contracts. None of our vendors supplied more than 10% of our merchandise purchases during the six months ended November 1, 2003. Historically, we have retained our vendors and we have generally not experienced difficulty in obtaining desired merchandise from vendors on acceptable terms. However, our arrangements with these vendors do not guarantee the availability of merchandise, establish guaranteed prices or provide for the continuation of particular pricing practices. Our current vendors may not continue to sell products to us on current terms or at all, and we may not be able to establish relationships with new vendors to ensure delivery of products in a timely manner or on terms acceptable to us.

     We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, our business would be adversely affected if there were delays in product shipments to us due to freight difficulties, strikes or other difficulties at our principal transport providers or otherwise. We have from time to time experienced delays of this nature. We are also dependent on vendors for assuring the quality of merchandise supplied to us. Our inability to acquire suitable merchandise in the future or the loss of one or more of our vendors and our failure to replace any one or more of them may harm our relationship with our customers resulting in a loss of net sales.

We Are Dependent on Foreign Imports for a Significant Portion of Our Merchandise, and Any Changes in the Trading Relations and Conditions Between the United States and the Relevant Foreign Countries May Lead to a Decline in Inventory Resulting in a Decline in Net Sales, or an Increase in the Cost of Sales Resulting in Reduced Gross Profit.

     Many of our vendors are importers of merchandise manufactured in the Far East and India. While we believe that buying from importers instead of directly from manufacturers reduces or eliminates the risks involved with relying on products manufactured abroad, our vendors are subject to those risks, and we remain subject to those risks to the extent that their effects are passed through to us by our vendors or cause disruptions in supply. These risks include changes in import duties, quotas, loss of “most favored nation” (“MFN”) trading status with the United States for a particular foreign country, work stoppages, delays in shipments, freight cost increases, terrorism, war, economic uncertainties (including inflation, foreign government regulations and political unrest) and trade restrictions (including the United States imposing antidumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices). If any of these or other factors were to cause a disruption of trade from the countries in which the suppliers of our vendors are located, our inventory levels may be reduced or the cost of our products may increase.

     We currently purchase a majority of our merchandise from importers of goods manufactured in China. China has been granted permanent normal trade relations by the United States effective January 1, 2002, based on its entry into the World Trade Organization (“WTO”), and now enjoys MFN trading status. China’s entry into the WTO potentially stabilizes the trading relationship between it and the United States, but the possibility of trade disputes concerning merchandise currently imported from China continues to create risks. These risks could result in sanctions against China, and the imposition of new duties on certain imports from China, including products supplied to us. Any significant increase in duties or any other increase in the cost of the products imported for us from China could result in an increase in the cost of our products to our customers which may correspondingly cause a decrease in net sales or could cause a reduction in our gross profit.

     Historically, instability in the political and economic environments of the countries in which our vendors obtain our products has not had a material adverse effect on our operations. However, we cannot predict the effect that future changes in economic or political conditions in such foreign countries may have on our operations. Although we believe that we could access alternative sources in the event of disruptions or delays in supply due to economic, political or health conditions in foreign countries on our vendors, such disruptions or delays may adversely affect our results of operations unless and until alternative supply arrangements could be made. In addition, merchandise purchased from alternative sources may be of lesser quality or more expensive than the merchandise we currently purchase abroad.

     Countries from which our vendors obtain these products may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products, and the United States may impose new duties, quotas and other restrictions on imported products. This could disrupt the supply of such products to us and adversely affect our operations. The United States Congress periodically considers other restrictions on the importation of products obtained for us by vendors. The cost of such products may increase for us if applicable duties are raised or import quotas with respect to such products are imposed or made more restrictive.

     We are also subject to the risk that the manufacturers abroad who ultimately manufacture our products may employ labor practices that are not consistent with acceptable practices in the United States. In any such event we could be hurt by negative publicity with respect to those practices and, in some cases, face liability for those practices.

Our Success Is Highly Dependent on Our Planning and Control Processes and Our Supply Chain, and Any Disruption in or Failure to Continue to Improve These Processes May Result in a Loss of Net Sales and Net Income.

     An important part of our efforts to achieve efficiencies, cost reductions and net sales growth is the continued identification and implementation of improvements to our planning, logistical and distribution infrastructure and our supply chain, including merchandise ordering, transportation and receipt processing. We also need to ensure that our distribution infrastructure and supply chain keep pace with our anticipated growth and increased number of stores. On September 26, 2003, we signed a Sublease with Lexington Jackson LLC (“Landlord”), and a Development Agreement with Landlord and with H+M Company, Inc. (“Developer”). Pursuant to the Development Agreement, Developer is building a new 771,000-square-foot distribution center in Jackson, Tennessee. Pursuant to the Sublease we have leased this new distribution center for an initial term of 15 years, with two five-year renewal options. We expect that the new distribution center will be completed in the first quarter of fiscal 2004 and we expect to commence operations in the new facility in the second quarter of fiscal 2004. The new facility will replace the three buildings in Jackson, Tennessee, that currently support our central distribution effort. Any significant delays in the construction of this new facility, any complications resulting from the transition to this new facility and the commencement of operations at this new facility, or significant disruption in the operations of our existing facilities would have a material adverse effect on our ability to maintain proper inventory levels in our stores which could result in a loss of net sales and net income.

We Face an Extremely Competitive Specialty Retail Business Market, and Such Competition Could Result in a Reduction of Our Prices and a Loss of Our Market Share.

     The retail market is highly competitive. We compete against a diverse group of retailers, including specialty stores, department stores, discount stores and catalog retailers, which carry merchandise in one or more categories also carried by us. Our product offerings also compete with a variety of national, regional and local retailers, including such specialty retailers as Bed, Bath & Beyond, Cost Plus World Market, Linens ’n Things, Michaels Stores, Pier 1 Imports and Williams-Sonoma. We also compete with these and other retailers for suitable retail locations, suppliers, qualified employees and management personnel. One or more of our competitors are present in substantially all of the markets in which we have stores. Many of our competitors are larger and have significantly greater financial, marketing and other resources than we do. This competition could result in the reduction of our prices and a loss of our market share. Our net sales are also impacted by store liquidations of our competitors. We believe that our stores compete primarily on the basis of merchandise quality and selection, price, visual appeal of the merchandise and the store and convenience of location. There can be no assurance that we will continue to be able to compete successfully against existing or future competition. Our expansion into the markets served by our competitors and the entry of new competitors or expansion of existing competitors into our markets may have a material adverse effect on our market share and could result in a reduction in our prices in order for us to remain competitive.

Our Business Is Highly Seasonal and Our Fourth Quarter Contributes a Disproportionate Amount of Our Net Sales, Net Income and Cash Flow, and Any Factors Negatively Impacting Us During Our Fourth Quarter Could Reduce Our Net Sales, Net Income and Cash Flow, Leaving Us with Excess Inventory and Making It More Difficult for Us to Finance Our Capital Requirements.

     We have experienced, and expect to continue to experience, substantial seasonal fluctuations in our net sales and operating results, which are typical of many mall-based specialty retailers and common to most retailers generally. Due to the importance of the fall selling season, which includes Thanksgiving and Christmas, the last quarter of our fiscal year has historically contributed, and is expected to continue to contribute, a disproportionate amount of our net sales, net income and cash flow for the entire fiscal year. We expect this pattern to continue during the current fiscal year and anticipate that in subsequent fiscal years, the last quarter of our fiscal year will continue to contribute disproportionately to our operating results and cash flow. Any factors negatively affecting us during the last quarter of our fiscal year, including unfavorable economic or weather conditions, could have a material adverse effect on our financial condition and results of operations, reducing our cash flow, leaving us with excess inventory and making it more difficult for us to finance our capital requirements.

We May Experience Significant Variations in Our Quarterly Results.

     Our quarterly results of operations may also fluctuate significantly based upon such factors as the timing of new store openings, pre-opening expenses associated with new stores, the relative proportion of new stores to mature stores, net sales contributed by new stores, increases or decreases in comparable store net sales, adverse weather conditions, shifts in the timing of holidays, the timing and level of markdowns, changes in fuel and other shipping costs, changes in our product mix and actions taken by our competitors.

The Agreement Governing Our Debt Places Certain Reporting and Consent Requirements on Us Which May Affect Our Ability to Operate Our Business in Accord with Our Business and Growth Strategy.

     Our senior credit facility contains a number of covenants requiring us to report to our lender or to obtain our lender’s consent in connection with certain activities we may wish to pursue in the operation of our business. These requirements may affect our ability to operate our business and consummate our business and growth strategy and may limit our ability to take advantage of potential business opportunities as they arise. These requirements affect our ability to, among other things:

•	incur additional indebtedness;

•	create liens;

•	pay dividends or make other distributions;

•	make investments;

•	sell assets;

•	enter into transactions with affiliates;

•	repurchase capital stock; and

•	enter into certain mergers and consolidations.

     The senior credit facility has two financial covenants. One covenant requires us to maintain cash flow, net of capital expenditures, at levels varying between $17.2 million and $26.7 million each fiscal quarter based upon our projections taking into account the seasonality of our business. The other covenant requires us to keep our senior debt within a specified ratio of our cash flow ranging from 1.0:1.0 to 1.8:1.0 each fiscal quarter based upon our projections taking into account the seasonality of our business and our anticipated utilization of the revolving credit facility. Any failure to comply with these or other covenants would allow the lenders to accelerate repayment of their debt, prohibit further borrowing under the revolving portion of the credit facility, declare an event of default, take possession of their collateral or take other actions available to a secured senior creditor.

     If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may suffer. This could have a material adverse effect on the market value and marketability of our common stock.

Our Comparable Store Net Sales Fluctuate Due to a Variety of Factors and May Not Be a Meaningful Indicator of Future Performance.

     Numerous factors affect our comparable store net sales results, including among others, weather conditions, retail trends, the retail sales environment, economic conditions, the impact of competition and our ability to execute our business strategy efficiently. Our comparable store net sales results have experienced fluctuations in the past. In addition, we anticipate that opening new stores in existing markets may result in decreases in comparable store net sales for existing stores in such markets. Past comparable store net sales results may not be indicative of future results. Our comparable store net sales may not increase from quarter to quarter and may decline. As a result, the unpredictability of our comparable store net sales may cause our revenues and operating results to vary quarter to quarter, and an unanticipated decline in revenues or comparable store net sales may cause the price of our common stock to fluctuate significantly.

We Are Highly Dependent on Customer Traffic in Malls, and Any Reduction in the Overall Level of Mall Traffic Could Reduce Our Net Sales and Increase Our Sales and Marketing Expenses.

     Approximately 83% of our existing stores are located in enclosed malls. As a result, we largely rely on the ability of mall anchor tenants and other tenants to generate customer traffic in the vicinity of our stores. Historically, we have not relied on extensive media advertising and promotion in order to attract customers to our stores. Our future operating results will also depend on many other factors that are beyond our control, including the overall level of mall traffic and general economic conditions affecting consumer confidence and spending. Any significant reduction in the overall level of mall traffic could reduce our net sales.

Our Hardware and Software Systems Are Vulnerable to Damage that Could Harm Our Business.

     We rely upon our existing information systems for operating and monitoring all major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial functions. These systems and our operations are vulnerable to damage or interruption from:

•	fire, flood and other natural disasters;

•	power loss, computer systems failures, internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and

•	computer viruses.

     Any disruption in the operation of our information systems, the loss of employees knowledgeable about such systems or our failure to continue to effectively modify such systems could interrupt our operations or interfere with our ability to monitor inventory, which could result in reduced net sales and affect our operations and financial performance. We also need to ensure that our systems are consistently adequate to handle our anticipated store growth and are upgraded as necessary to meet our needs. The cost of any such system upgrades or enhancements would be significant.

We Depend on Key Personnel, and if We Lose the Services of Any of Our Principal Executive Officers, Including Carl Kirkland, Our Chairman, and Robert E. Alderson, Our President and Chief Executive Officer, We May Not Be Able to Run Our Business Effectively.

     We have benefited substantially from the leadership and performance of our senior management, especially Carl Kirkland, our Chairman, and Robert E. Alderson, our President and Chief Executive Officer. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and there can be no assurances that we will be able to retain our personnel. Although we maintain key man insurance in the amount of $3 million on each of Messrs. Kirkland and Alderson, the loss of the services of either of these individuals for any reason could have a material adverse effect on our business, financial condition and results of operations. In addition, the loss of certain of our other principal executive officers could affect our ability to run our business effectively. Our employment agreements with Messrs. Kirkland and Alderson expire in June 2006 and continue on successive one-year renewal terms unless terminated by either party. The loss of a member of senior management would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement.

Our Charter and Bylaw Provisions and Certain Provisions of Tennessee Law May Make It Difficult in Some Respects to Cause a Change in Control of Kirkland’s and Replace Incumbent Management.

     Our charter authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of our common stock (including purchasers in this offering). Holders of the common stock do not have preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by us. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Kirkland’s. Although we have no present intention to issue any new shares of preferred stock, we may do so in the future.

     Our charter and bylaws contain certain corporate governance provisions that may make it more difficult to challenge management, may deter and inhibit unsolicited changes in control of Kirkland’s and may have the effect of depriving our shareholders of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. First, the charter provides for a classified Board of Directors, with directors (after the expiration of the terms of the initial classified board of directors ) serving three year terms from the year of their respective elections and being subject to removal only for cause and upon the vote of 80% of the voting power of all outstanding capital stock entitled to vote (the “Voting Power”). Second, our charter and bylaws do not generally permit shareholders to call, or require that the Board of Directors call, a special meeting of shareholders. The charter and bylaws also limit the business permitted to be conducted at any such special meeting. In addition, Tennessee law permits action to be taken by the shareholders by written consent only if the action is consented to by holders of the number of shares required to authorize shareholder action and if all shareholders entitled to vote are parties to the written consent. Third, the bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of the shareholders. Only those shareholder nominees who are nominated in accordance with this procedure are eligible for election as directors of Kirkland’s, and only such shareholder proposals may be considered at a meeting of shareholders as have been presented to Kirkland’s in accordance with the procedure. Finally, the charter provides that the amendment or repeal of any of the foregoing provisions of the charter mentioned previously in this paragraph requires the affirmative vote of at least 80% of the Voting Power. In addition, the bylaws provide that the amendment or repeal by shareholders of any bylaws made by our Board of Directors requires the affirmative vote of at least 80% of the Voting Power.

     Furthermore, Kirkland’s is subject to certain provisions of Tennessee law, including certain Tennessee corporate takeover acts that are, or may be, applicable to us. These acts include the Investor Protection Act, the Business Combination Act and the Tennessee Greenmail Act, and these acts seek to limit the parameters in which certain business combinations and share exchanges occur. The charter, bylaws and Tennessee law provisions may have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for our common stock.

Risks Associated with this Offering

The Market Price for Our Common Stock Might Be Volatile and Could Result in a Decline in the Value of Your Investment.

     The price at which our common stock trades may be volatile. The market price of our common stock could be subject to significant fluctuations in response to our operating results, general trends and prospects for the retail industry, announcements by our competitors, analyst recommendations, our ability to meet or exceed analysts’ or investors’ expectations, the condition of the financial markets and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock notwithstanding our actual operating performance.

Concentration of Ownership among Our Existing Directors, Executive Officers, and Their Affiliates May Prevent New Investors from Influencing Significant Corporate Decisions.

     As of the date of this prospectus, our current directors, executive officers and their affiliates, in the aggregate, beneficially own approximately 42% of our outstanding common stock. As a result, these shareholders are able to exercise a controlling influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. These shareholders may support proposals and actions with which you may disagree or which are not in your interests.

USE OF PROCEEDS

     All of the shares of common stock offered by this prospectus are being offered by the selling shareholders. For information about the selling shareholders, see “Selling

Shareholders.” We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

     The “Statement of Operations Data” and “Balance Sheet Data” as of and for each of the periods presented below have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended February 1, 2003. The “Store and Other Data” for all periods presented below have been derived from internal records of our operations. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended February 1, 2003.

     As a result of the implementation of Statement of Financial Accounting Standard (SFAS) No. 145, the loss on early extinguishment of long-term debt recorded in the third quarter of fiscal 2002 has been reclassified from an extraordinary item to interest expense in our fiscal 2002 consolidated statement of operations. The impact of this reclassification is reflected in the selected consolidated financial data below:

	52 Weeks Ended		34 Days	Year Ended
			Ended
	February 1,	February 2,	February 3,	December 31,	December 31,	December 31,
	2003 (1)	2002 (1)	2001 (2)	2000	1999	1998

	(In thousands, except share and per share data)
Statement of Operations Data:
Net sales	$341,504	$307,213	$23,875	$259,240	$236,622	$192,250
Gross profit	120,943	107,150	4,885	87,014	82,518	70,386
Operating income (loss)	32,697	27,567	(3,020)	13,070	18,655	20,181
Income (loss) before accretion of preferred stock and dividends accrued	15,882	1,783	(2,656)	(1,315)	4,059	6,427
Net income (loss) allocable to common shareholders	10,256	(4,656)	(3,434)	(7,870)	(994)	2,595
Earnings (loss) per common share:
Basic	$0.73	$(0.62)	$(0.46)	$(1.30)	$(0.20)	$0.51
Diluted	$0.70	$(0.62)	$(0.46)	$(1.30)	$(0.20)	$0.16
Weighted average number of common shares outstanding:
Basic	13,978,947	7,521,093	7,518,939	6,052,715	5,063,938	5,072,264
Diluted	14,656,993	7,521,093	7,518,939	6,052,715	5,063,938	16,071,718

	52 Weeks Ended
			Year Ended December 31,
	February 1,	February 2,
	2003 (1)	2002 (1)	2000	1999	1998

Store and Other Data:
Comparable store sales increase (3)	8.4%	13.3%	0.6%	3.7%	1.0%
Number of stores at year end (4)	249	234	240	226	198
Average net sales per store (in thousands) (5)	$1,417	$1,307	$1,112	$1,111	$1,169
Average net sales per square foot (5) (6)	$313	$289	$248	$253	$265
Average gross square footage per store (6)	4,526	4,528	4,486	4,396	4,409

	As of	As of	As of December 31,
	February 1,	February 2,
	2003 (1)	2002 (1)	2000	1999	1998

	(In thousands)
Balance Sheet Data:
Total assets	$79,058	$97,050	$113,382	$92,600	$82,474
Total debt, including mandatorily redeemable preferred stock (Class C)	—	75,239	104,360	103,466	106,241
Common stock warrants	—	11,315	—	—	—
Redeemable convertible preferred stock (Class A, Class B and Class D)	—	85,294	81,909	55,471	50,418
Shareholders’ equity (deficit)	39,157	(112,095)	(107,859)	(99,989)	(98,995)

(1)	Effective January 1, 2001, we changed our fiscal reporting year from a calendar year to a 52/53-week basis ending on the Saturday closest to January 31. Our 2001 fiscal year began on February 4, 2001 and ended on February 2, 2002. Our 2002 fiscal year began on February 3, 2002 and ended on February 1, 2003.

(2)	Effective January 1, 2001, we changed our fiscal reporting year from a calendar year to a 52/53-week basis ending on the Saturday closest to January 31 resulting in a 34-day stub period as presented.

(3)	We include new stores in comparable store net sales calculations after the store has been in operation one full fiscal year. We exclude from comparable store net sales calculations each store that was expanded, remodeled or relocated during the applicable period. Each expanded, remodeled or relocated store is returned to the comparable store base after it has been excluded from the comparable store base for one full fiscal year. The comparable store net sales increase for fiscal 2001 reflects the increase in comparable store net sales for the 52-week period ended February 2, 2002, compared to the 53-week period ended February 3, 2001.

(4)	Our store count excludes our warehouse outlet store located adjacent to our central distribution facilities in Jackson, Tennessee.

(5)	Calculated using net sales of all stores open at both the beginning and the end of the period.

(6)	Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 30% of total store space.

SELLING SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of December 10, 2003, by each of the selling shareholders and the maximum number of shares that may be sold hereunder. The actual amount, if any, of common stock to be offered by each selling shareholder and the amount and percentage of common stock to be owned by such selling shareholders following such offering will be disclosed in the applicable prospectus supplement.

     The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (the “Commission”) governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The percentage of our share capital before and after this offering is based on 19,142,785 shares of common stock outstanding on December 10, 2003.

	Shares			Shares Beneficially Owned
	Beneficially			after the Sale of Maximum
	Owned		Maximum Number of	Number of Shares
			Shares to be Sold
Name	Number	%	Hereunder	Number	%

Advent Direct Investment Program Limited Partnership (1) c/o Advent International Group 75 State Street Boston, MA 02109	1,509,589	7.89	837,809	671,780	3.51
Advent Partners Limited Partnership (1)	159,048	*	88,270	70,778	*
The Allison Leigh Alderson Trust	55,093	*	15,000	40,093	*
The Amy Katherine Alderson Trust	55,093	*	15,000	40,093	*
Robert E. Alderson (2)	702,497	3.65	137,500	564,997	2.94
Capital Trust S.A. (3)	194,906	1.04	194,906	0	*
Capital Trust Investments Ltd. (3)	55,198	*	55,198	0	*
Global Private Equity Group II Limited Partnership (1) c/o Advent International Group 75 State Street Boston, MA 02109	4,637,770	24.23	2,573,921	2,063,849	10.78
Carl Kirkland	528,195	2.76	300,000	228,195	1.19
The Carl T. Kirkland Grantor Retained Annuity Trust 2002-1	704,325	3.68	300,000	404,325	2.11

*	Less than one percent of class.

(1)	David Mussafer, one of our directors, is an affiliate of each of these partnerships.

(2)	Includes an option to purchase 91,638 shares of common stock.

(3)	John P. Oswald, one of our directors, is an affiliate of each of these entities.

PLAN OF DISTRIBUTION

     The purpose of this prospectus is to permit the selling shareholders and their pledgees, donees, transferees, or other successors in interest (collectively, the “selling shareholders”) to offer for sale or to sell shares of common stock covered by this prospectus at such time and at such prices as each of them, in its sole discretion, chooses. We will not receive any of the proceeds from these offerings or sales.

     The selling shareholders may sell or distribute some or all of their shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the Nasdaq National Market or other exchanges on which our common stock may be listed for trading, through put or call options transactions relating to the shares, through short sales of shares, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions or in a combination of these transactions. In addition, the selling shareholders may sell or distribute some or all of their shares of common stock in a transaction involving an underwriter. Such transactions may be effected by the selling shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. Brokers, dealers or their agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling shareholders (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved.

     If applicable law requires, we will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any agents, dealers or underwriters employed by the selling shareholders in connection with such sale and any applicable commissions or discounts with respect to a particular offer.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in an accompanying prospectus supplement, the underwriters must purchase all the securities offered if any of the securities are purchased.

     The selling shareholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in an accompanying prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

     In connection with the offer and sale of the shares of common stock by the selling shareholders, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling shareholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

     Under applicable rules and regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), any person engaged in a distribution of the shares of common stock offered hereby may not simultaneously engage in market activities with respect to common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sale of any of the shares by the selling shareholders. All of the foregoing may affect the marketability of the shares offered hereby.

     We will pay all expenses of the registration of the offered securities, including Commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling shareholders will pay any underwriting discounts and selling commissions. The selling shareholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act. The selling shareholders will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

     The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

LEGAL MATTERS

     The validity of the common stock registered hereunder has been passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, a Professional Corporation.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the Year ended February 1, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information that we file with the Commission at the Commission’s public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission maintains a website at “www.sec.gov” that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission, including Kirkland’s.

     You may also find copies of reports, proxy and information statements we file electronically with the Commission via a link to “Investor Relations” from our website at “www.kirklands.com.” The information at our Internet website is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

     We have filed a Registration Statement on Form S-3 to register the common stock to be sold by the selling shareholders in this offering. This prospectus is a part of that Registration Statement. As allowed by the Commission’s rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement.

Incorporation of Certain Documents by Reference

     The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede that information. We incorporate by reference the documents filed with the Commission listed below:

     (a)  Our Annual Report on Form 10-K for the year ended February 1, 2003;

     (b)  Our Quarterly Reports on Form 10-Q for the quarterly periods ended May 3, 2003, August 2, 2003, and November 1, 2003;

     (c)  The description of the common stock contained in our Registration Statement on Form S-1 filed with the Commission on April 23, 2002, together with each of Amendment No. 1 on Form S-1/A filed with the Commission on June 5, 2002, Amendment No. 2 on Form S-1/A filed with the Commission on June 14, 2002, Amendment No. 3 on Form S-1/A filed with the Commission on June 24, 2002, and Amendment No. 4 on Form S-1/A filed with the Commission on July 10, 2002, and including any amendments or reports filed for the purpose of updating such description in which there is described the terms, rights and provisions applicable to our common stock; and

     (d)  All documents we have filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of the documents.

     You may request a copy of any one or more of these filings, at no cost, by contacting Reynolds C. Faulkner, our Executive Vice President and Chief Financial Officer, at the following address or telephone number: Kirkland’s, Inc., 805 North Parkway, Jackson, Tennessee 38305, Attention: Reynolds C. Faulkner, (731) 668-2444. Exhibits to the documents will not be sent unless those exhibits have specifically been incorporated by reference in this prospectus.

PROSPECTUS

Kirkland’s, Inc.

4,517,604 Shares

Common Stock

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item  14.   Other Expenses of Issuance and Distribution.

Commission registration fee	$7,335.07
Accounting fees and expenses	$100,000.00	*
Legal fees and expenses	$150,000.00	*
Printing	$100,000.00	*
Miscellaneous	$42,664.93	*
Total	$400,000.00	*

*	Estimated amount of expenses to be incurred during the next 12 months.

Item  15.   Indemnification of Directors and Officers

     The Tennessee Business Corporation Act (“TBCA”) sets forth in Sections 48-18-502 through 48-18-508 the circumstances governing the indemnification of directors, officers, employees and agents of a corporation against liability incurred in the course of their official capacities. Section 48-18-502 of the TBCA provides that a corporation may indemnify any director against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director, if such director is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, Section 48-18-503 of the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, Section 48-18-505 of the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met. Officers, employees and agents who are not directors are entitled, through the provisions of Section 48-18-507 of the TBCA to the same degree of indemnification afforded to directors under Sections 48-18-503 and 48-18-505.

     Our charter and bylaws provide that we will indemnify from liability and advance expenses to any of our present or former directors or officers to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule or regulation adopted. Additionally, the charter will provide that none of our directors will be personally liable to us or any of our shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director’s duty of loyalty to us or our shareholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distributions, or (iv) receiving any improper personal benefit.

Item  16.   Exhibits

The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of Kirkland’s, Inc. under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act as indicated in parenthesis:

Exhibit Number	Description

*4	Form of Specimen Stock Certificate (Exhibit 4.1 to Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-86746) filed with the Commission on June 5, 2002)

5	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, a Professional Corporation

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, a Professional Corporation (included in Exhibit 5)

24	Power of Attorney (included on Signature Pages)

*	Incorporated by reference

Item  17.   Undertakings.

(a)	The registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15 or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy as expressed in the Act to a court of appropriate jurisdiction and will be governed by the final adjudication of such issue.

     The registrant hereby further undertakes that:

     (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2)  For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Jackson, Tennessee on December 16, 2003.

KIRKLAND’S, INC.

By:	/s/ Robert E. Alderson Robert E. Alderson, President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Robert E. Alderson and Reynolds C. Faulkner his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ ROBERT E. ALDERSON Robert E. Alderson	President, Chief Executive Officer and Director (Principal Executive Officer)	December 16, 2003

Signature	Title	Date

/s/ REYNOLDS C. FAULKNER Reynolds C. Faulkner	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	December 16, 2003

/s/ CONNIE L. SCOGGINS Connie L. Scoggins	Vice President of Finance and Treasurer/Controller (Principal Accounting Officer)	December 16, 2003

/s/CARL KIRKLAND Carl Kirkland	Chairman of the Board	December 16, 2003

/s/ DAVID M. MUSSAFER David M. Mussafer	Director	December 11, 2003

/s/ R. WILSON ORR, III R. Wilson Orr, III	Director	December 16, 2003

/s/ JOHN P. OSWALD John P. Oswald	Director	December 12, 2003

/s/ MURRAY SPAIN Murray Spain	Director	December 16, 2003

EXHIBIT INDEX

Exhibit
Number	Description

Exhibit 5	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, a Professional Corporation

Exhibit 23.1	Consent of PricewaterhouseCoopers LLP

Exhibit 23.2	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, a Professional Corporation (included in Exhibit 5)

Exhibit 24	Power of Attorney (included on Signature Pages)